December 09, 2011	DRAFT FOR REVIEW PURPOSES

VIA EDGAR

Securities and Exchange Commission
100 F Street NE
Washington, DC  20549
Attn:  Mr. Christopher Owings

Re:	USA Synthetic Fuel Corporation
Amendment No. 5 to Form 10-12G
Filed August 29, 2011
Form 10-Q for the Period Ended September 30, 2011
Filed November 14, 2011
File No. 000-54044

Dear Mr. Owings:

During a telephone conversation on November 14, 2011 with Dr. Steven C. Vick of USA Synthetic Fuel Corporation (the “Company”), Mr. Ron Alper, of the Securities and Exchange Commission (the “Commission”) identified remaining comments of the Staff of the Commission regarding Amendment No. 5 to General Form for Registration of Securities on Form 10-12G (File No. 000-54044) (the “Registration Statement”) and Form 10-Q for the Period Ended September 30, 2011(the “Form 10-Q”), all filed by Company.   Concurrently herewith, the Company is filing with the Commission Amendment Number 6 (“Amendment No. 6”) to the Registration Statement.   The response to the comment regarding Form 10-Q is contained herein as the Commission indicated the filing of an Amendment to the Form 10-Q was not required.  The changes made to the Registration Statement are principally in response to the Staff’s comments as set forth in the November 14, 2011 telephone conversation, to update information since the Company’s previous filing and to make certain editorial and conforming changes since the Company’s previous filing.  To facilitate the Staff’s review, the Company is also transmitting to the Commission two hard copies of Amendment No. 6, one clean copy and one copy of which has been marked to show all changes made including those in response to the Staff’s comments.

The numbered responses set forth below contain each of the Staff’s comments, set off in bold type, as discussed during the telephone conversation of November 14, 2011.  All factual representations in this letter are based upon information known to us.  Capitalized terms not otherwise defined herein have the meanings given to them in the Registration Statement and the Form 10-Q.

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1.
The Staff requested the Company include additional disclosure within the summary regarding the 1.02 billion BOE energy asset.  Specifically, the Staff requested that we include a definitive statement and discussion in the Summary that the Company does not own proven or probable coal reserves in connection with any of its projects.

Response:  We note the Staff’s comments. As requested, in addition to the disclosure already included within the Registration Statement, we have added additional disclosure regarding the 1.02 billion BOD energy asset in the Summary section and elsewhere as appropriate in the Registration Statement.  At pages 6 (Summary), 20, 52, 72, and 83, we have added the following long disclosure:

“We do not own proven or probable reserves in connection with any of our projects nor do we know if it is commercially feasible to receive a sufficient quantity of BOE from our solid hydrocarbon energy asset to support the development and operation of our Cleantech Energy Project.  Construction of the Cleantech Energy Project will depend, in part, upon our confirmation that it is economically feasible to extract a sufficient quantity of BOE from the solid hydrocarbon energy asset and upon future delivery of the solid hydrocarbon energy asset to support the development and operation of that project. If we determine that we will be unable to extract a sufficient quantity of BOE from the energy asset or if we are unable to receive a sufficient quantity of solid hydrocarbons from this energy asset to justify the construction of the Cleantech Energy Project, we may decide to redesign, relocate, develop alternate feedstock supplies, delay, or elect not to proceed on the development of this, or another, project.  Furthermore, if we determine that it is not commercially feasible to receive our solid hydrocarbon energy asset, we may be required to write off the value of the asset or to record an impairment or other charge on our consolidated financial statements that could have a material adverse effect on our business, financial condition and results of operations.”

There were additional places in the Registration Statement that we believed should include some additional disclosure regarding the 1.02 billion BOD energy asset.  Accordingly, at pages 22, 35, 39, 43, and 53, we included the following abbreviated disclosure:

“We do not own proven or probable reserves in connection with any of our projects nor do we know if it is commercially feasible to receive a sufficient quantity of BOE from our solid hydrocarbon energy asset to support the development and operation of our Cleantech Energy Project. As a result, we may be required to abandon one of our gasification projects and record impairment or other charges on our consolidated financial. ”

2.
The Staff requested that we make sure that the project costs are stated within the Summary section for each project and that the stated project costs do not include operating costs or the cost of obtaining feedstock for the projects.

Response:  We note the Staff’s comments.  In the Summary on page 4, 23, 44, 49, 60, 69, 80, and 81, we had previously disclosed that the project costs for these three phases of the Lima Energy Project are expected to be approximately $497.0 million (Gas 1), $1,020 million (Gas 2) and $627.3 million (Combined Cycle Gas turbine), for a total for all three phases of approximately $2.15 billion.  In the Summary on pages 5, 23, 51, 53, 60, 69, 80, and 81, and elsewhere, we also had previously disclosed that the project cost for this Cleantech Energy Project is expected to be approximately $2.3 billion. Note, that with respect to the Cleantech Energy Project costs, at pages 5 and 47 we used the term “projected cost” in error rather than “project cost, ”  and we have modified the disclosure in these two instances to read “project cost.”  In each instance that the project costs are discussed, we have added the disclosure that “project costs include  capital, engineering, procurement and construction (“EPC”) and other owner costs incurred up to commencement of operations (such as  interest during construction and development fees), but does not include yearly fixed or variable facility operations and maintenance costs, including the cost of purchasing solid hydrocarbon feedstock which itself reflects the cost of extraction and delivery of the solid hydrocarbon.”

3.	The Staff requested that the Registration Statement clearly disclose, in the Summary and elsewhere in the document, who owns the 1.02 billion BOE energy asset.

Response:  We note the Staff’s comments.  The disclosure states, “[a]ll of the rights and interest to this energy asset was acquired on June 18, 2010 pursuant to the Barrel of Oil Equivalent Energy Purchase & Sale Agreement between Interfuel E&P Ltd, an unrelated party, and Cleantech Energy Company.”   While we believe this sufficiently addresses the Staff’s request, we have added to and modified the disclosure at pages 5, 18, 21, 39, 42, 51, 61, 72, and 82 to state, “On June 18, 2010, Cleantech Energy Company purchased all of the right, title and interest in and to the energy asset, and all solid hydrocarbon BOE contained therein, and all other rights in and to the energy asset, including but not limited to the rights to produce the solid hydrocarbon from the property for commercial use from Interfuel E&P Ltd. pursuant to the Barrel of Oil Equivalent Energy Purchase & Sale Agreement between Interfuel E&P Ltd, an unrelated party, and Cleantech Energy Company.”

We have also modified the disclosure at pages 6 (summary), 20, 22, 42, 51, 72, and 83 to indicate that in the event Cleantech Energy Company does not commence construction of the Cleantech Energy Project for any reason other than willful misconduct by June 18, 2012 (or, if extended for one year, by June 18, 2013), Interfuel E&P Ltd. may terminate the contract resulting in an unwinding of the transaction pursuant to the Barrel of Oil Equivalent Energy Purchase & Sale Agreement whereby Cleantech Energy Company would re-convey the energy asset to Interfuel E&P Ltd., which then would return the preferred shares to Cleantech Energy  Company.  While we believe the parties intend to mutually extend the agreement if necessary, we can give no assurances of that or that the construction of the Cleantech Energy Project will commence by this deadline and, as a result, we may not be able to receive commercially feasible quantities of the solid hydrocarbon which may have a negative impact on this project as discussed below. We have also included at page 61 an appropriate risk factor if Cleantech Energy Company does not commence construction by June 18, 2012.

4.	The Staff requested the Registration Statement include a disclosure of the estimated cost of extraction of the BOE energy asset for our Cleantech Energy Project in Wyoming.

Response:  We note the Staff’s comments.  We have not yet identified or engaged a contract production company to permit, finance, own and operate a facility to extract the solid hydrocarbon and deliver it to the Cleantech Energy Project.  Preliminary discussions with potential production companies have indicated an estimated extraction cost of between $7.50 and $10.50 per ton for the Powder River Basin coal of the solid hydrocarbon energy asset.  This is consistent with the $9.23 per ton and $10.68 per ton costs for extraction of Powder River Basin coal as reported by Arch Coal, Inc. in its press releases announcing its results for the second quarter of 2010 and third quarter of 2011, respectively (References:  <http://investor.archcoal.com/phoenix.zhtml?c=107109&p=irol-newsArticle&ID=1454327&highlight> and <http://investor.archcoal.com/phoenix.zhtml?c=107109&p=irol-newsArticle&ID=1623154&highlight=>, respectively).  This is an estimate only, and we cannot guarantee that the extraction costs we incur will be consistent with this estimate.  We have modified the disclosure appropriately at pages 7 (summary), 21, and 42 to reflect this information.

5.
The Staff requested additional detail regarding the determination, by Mobil Mining and Minerals or Weir, of the amount of solid hydrocarbon the Company believes is contained within the BOE energy asset.  The Company is also requested to supply a summary of their qualifications.

Response:  We note the Staff’s comments.  As requested, we have modified the disclosure to provide additional detail regarding the determination of the amount of solid hydrocarbon the Company believes is contained within the BOE energy asset, and we specifically removed any determination of the quantity by Mobil Mining and Minerals as we are not aware of the process utilized by Mobil in making their determination.  We have added additional disclosure regarding Mobil and also Weir and its qualifications for making their determination of the quantity of potentially recoverable coal resources.  The modified wording, commencing on page 18 is as follows:

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This energy asset is located in Wyoming adjacent to our planned Cleantech Energy Project.  Mobil Mining and Minerals Company, which is not a related party to, and has no overlapping ownership interests with, either USASF or GEI, held the rights to the BOE Energy asset and conducted the exploratory drilling during the time period from 1974 through 1981.  Mobil Mining and Minerals Company, a subsidiary of Mobil Corporation until its divestiture in 1996, was engaged in the business of mining and selling minerals including coal, phosphate rock, and fertilizers as well as sulfur recovered from Mobil Corporation’s operations.    At that time, Mobil Corporation (the parent company) was the second largest U.S. oil producer, behind Exxon Corporation.  Mobil Corporation and Exxon Corporation merged forming Exxon Mobil Corporation on November 30, 1999 in a transaction that valued Mobile Corporation at approximately $80 billion.  Because Mobil Mining and Minerals Company was a subsidiary, specific information on it is not readily available.  In the late 1970s and early 1980s, it owned leases on approximately 8600 contiguous acres in the Johnson County, Wyoming portion of the Powder River Basin coal region.  Powder River Basin coal has classical sub-bituminous characteristics.  The State of Wyoming owns all coal resources and leases them to companies.  The lease represents a right to produce the coal.  Once the coal is produced, it is owned by the lease holder or their designee.  Mobil conducted an assessment of the holding between 1974 and 1981, drilling over 400 holes spread across the acreage.  Those drilling records include a report characterizing the coal deposits.  These drill holes provided representative data on the aerial extent, depth and thickness of the three primary coal seams (Healy, Cameron, UCross), as well as proximate and ultimate analysis of representative samples from each seam, including the approximate average heat content of the coal in Btu per ton.    Sometime after the drilling program, Mobil Mining and Minerals Company elected to divest these holdings for their own corporate reasons at that time, and Stoltz, a private investor, acquired the leases from Mobil Mining and Minerals Company.

GEI acquired the leases from Stoltz who indicated, at that time, their belief that a maximum of 694.9 million gross tons, and most likely 521.0 million potentially recoverable tons, of Powder River Basin coal could be expected to be to produce from the total acreage.  After Global Energy, Inc. acquired the leases from Stoltz, it commissioned Weir International, Inc. to prepare an updated, more definitive, report of the holdings and recoverable resources.  GEI made the drilling records available to Weir International, Inc. who prepared maps of each seam, depicting drill-hole location, depth, and seam thickness.  Drill hole density, used to delineate these seams and construct the isopach maps, was approximately 24.6 acres for Healy, 29 acres for Cameron and 49 acres for UCross.  Weir International, Inc. utilized all of the drill logs for the holes and topographical maps with approximate locations of the drill holes for the study area provided by GEI.  In addition, they also reviewed public information on the general geology of the area, and acquired topographic maps in appropriate computer format for use in locating outcrops of the seams and to create offset boundaries for streams and highways.  The available data for all of the drill holes was compiled into a database suitable for modeling using detailed computer software typically utilized by Weir International, Ltd.  The database was analyzed by the computer software and used to develop a geological model of the Healy, Cameron and Ucross seams.  They then prepared seam structure and coal thickness maps based on the geological model, and from that, determined the average thickness and coal quality for the Healy, Cameron and Ucross seams.  Weir International, Ltd. determined that the Healy, Cameron and Ucross seams had average thicknesses of 25.2 feet, 7.6 feet, and 27.6 feet, respectively.   We believe the computer generated isopach maps are more precise than those produced in the 1980’s.  From these data, Weir maps depict gross and net isopleths across the property for each seam.  These maps are typical of those used by mining companies to assess deposits.  Weir International, Inc. used the U.S. Geologic Survey Circular 891 (1983) to classify the estimated resources, conservatively considered areas that most likely would not be mined, such as proximity to public roads and property boundaries, and utilized a 92 percent recovery factor to estimate the potentially recoverable resources.  Weir International, Inc. report concludes that there are actually over 711 million tons in place, but that 402 million tons should be taken as the conservative potentially recoverable resource amount.  Ownership of the coal leases was subsequently transferred from GEI to Interfuel E&P Ltd.  The Weir International, Inc. report formed one basis of the Barrel of Oil Equivalent Energy Purchase & Sale Agreement between Interfuel E&P Ltd and Cleantech Energy Company.

With the Weir International, Ltd. determination that 402 million tons should be taken as a conservatively potentially recoverable resource amount of the Power River Basin coal, the Company calculated the BOE in the energy asset by multiplying the tons of coal by the average heat content in Btu per ton divided by 5.8 million Btu per BOE to arrive at the 1.02 billion BOE contained within the energy asset.

Weir International, Inc. is a mining, geology and energy consulting firm founded in 1936.  The firm is comprised of 25 technical and administrative personnel with expertise in specialized engineering and management disciplines within the mining, geology and energy arenas.  A review of the firm’s web site, http://www.weirintl.com, shows a broad and diverse client base across the country.  Their expertise includes geological and geotechnical engineering, geology and geologic mine modeling, mining engineering and planning, environmental engineering, coal and mineral processing, economic and financial analysis, reserve audits, economic analysis, asset appraisals, reserve valuations and feasibility studies.

Based upon these data, we believe this solid hydrocarbon energy asset consists of over 711 million tons of in place resources of which 402 million tons of PRB coal are potentially recoverable resources.  While it remains to be seen how much more coal can be produced above the 402 million net tons, we and Interfuel are in agreement that, based on the Weir International report, the 402 million net ton basis represents a conservative value and is the correct one to use. The 1.02 billion BOE described elsewhere in this registration statement equals the energy content of the net tons of PRB referred to here.  We have acquired the energy asset from Interfuel E&P as described in Item 1. Business:  Project Descriptions: Cleantech Energy Project.  This approximately 1.02 billion BOE of solid hydrocarbons represents a 25 year, low cost feedstock supply for the Cleantech Energy Project.  Additionally, because the Cleantech Energy Project is adjacent to the solid hydrocarbon energy asset, transportation expenses would be minimized for this project, resulting in an additional economic advantage for the project.

Form 10-Q for the Period Ended September 30, 2011

6.
The Staff asked that we supplementally confirm, if true, that for the period ended September 30, 2011, our evaluation, with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rules 13a – 14(d) and 15D – 15(e) under the Securities Exchange Act of 1934, as amended , concluded that our disclosure controls and procedures were effective as of September 30, 2011, rather than as of June 30, 2011 as disclosed in the subject Form 10-Q.

Response:  We note the Staff’s comments.  We are hereby confirming that our evaluation of the effectiveness of the design and operation of our disclosure controls and procedures concluded they were effective as of September 30, 2011 rather than as of June 30, 2011 as disclosed in the subject  Form 10-Q.  We apologize for the dating error.  We hereby confirm that Item 4T Controls and Procedures of the Form 10-Q for the Period Ended September 30, 2011 should have read as follows:

As of September 30, 2011, we carried out an evaluation, with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of September 30, 2011 to ensure that the information required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that such information is accumulated and communicated to our principal executive and principal financial officer as appropriate to allow timely decisions regarding required disclosure. Our controls and procedures provide for full flow of information to Company management, especially to the Chief Executive Officer and Chief Financial Officer, and our evaluation shows we are able to meet our reporting obligations under the Exchange Act Rules stated above. While our disclosure controls and procedures are effective, we recognize that continued improvement is desired in the areas of management oversight, control of documentation being produced, and review of such control documentation when it is produced. A policy and procedure directive has been established to seek improvement in this area.

During the quarter ended June 30, 2011, while not written into our Disclosure Controls and Procedures, we began requiring more explicit communications and written consensus and consent between our independent accounting firm or our securities counsel and our senior management. During the quarter ended September 30, 2011, specifically as of July 15, 2011, we have written this requirement into our formal program wherein we now require, with respect to either audited or reviewed financials, that the Company must receive written confirmation and approval by the Company’s outside auditors and securities counsel regarding at least each audit and review for our Form 10-K, Form 10-Q and proxy statements prior to filing such documents with the SEC. There were no other changes in our internal control over financial reporting that occurred during the quarter ended September 30, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

7.
The Staff requested the Company update the disclosure throughout the Registration Statement to indicate whether the Company has been able to either secure financing required to pay the $6.4 million note or obtain an extension from GEI.

Response:  We note the Staff’s comments.  As requested, we have updated the disclosure at pages 4, 18, 43, 72, 78, and 93 throughout the Registration Statement to indicate that the Company negotiated with GEI to clear the Note balance as of the September 30, 2011 due date.  GEI agreed to accept 1,004,356 shares of the Company’s common stock to clear the Note balance and accrued interest.  Accordingly, the Note has been paid in full as of September 30, 2011 and the security on Lima Energy Company has been released.

Any comments or questions regarding the foregoing should be directed to the undersigned at (704) 287-5591 or (513) 762-7870.  Thank you very much for your assistance with this matter.

Very truly yours,

/s/ Dr. Steven C. Vick

Dr. Steven C. Vick
President and Chief Executive Officer
USA Synthetic Fuel Corporation